United States
Securities and Exchange Commission
Washington, DC 20549
FORM SD
Specialized Disclosure Report

ASM International N.V.
(Exact name of registrant as specified in its charter)
The Netherlands	0-13355	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
Versterkerstraat 8, 1322 AP, Almere, the Netherlands
(Address of principal executive offices)
Richard Bowers Telephone: (602) 432-1713 Fax: (602) 470-2419 Email: dick.bowers@asm.com Address: 3440 E. University Dr., Phoenix, AZ 85034, USA
(Name and telephone number, including area code, of the person to contact in connection with this report.)
  Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
  X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1-Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report.
Conflict Minerals Disclosure

This Form SD of ASM International N.V. ("we," "our," "us," or "ASM") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 through December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products which contain any of the minerals specified in the Rule, if such minerals are necessary for the manufacture or functionality of such products. The specified minerals are Columbite-tantalite (coltan), cassiterite, wolframite and gold and their derivatives, which currently are limited to tin, tantalum, tungsten and gold ("Conflict Minerals"). Certain of ASM's operations manufacture or contract to manufacture products which contain Conflict Minerals which are necessary for the production or functionality of such products. Accordingly, ASM is subject to the reporting requirement of Rule 13p-1.

As required by Rule 13p-1, we conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in our products. This inquiry was reasonably designed to determine whether any of the Conflict Minerals contained in our products originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola, which are the relevant countries for purposes of the Rule ("Covered Countries"). Based on the results of our country of origin inquiry, we have no reason to believe that the Conflict Minerals contained in and necessary to the production or functionality of our products (other than Conflict Minerals from recycled or scrap sources) may have originated in the Covered Countries.

Reasonable Country of Origin Inquiry

In and for the year ended December 31, 2013, we sent to each of our direct suppliers a copy of our Conflict Minerals Policy, which is set forth below, and a specially-designed supplier questionnaire requesting each supplier to identify and report to us the source of any Conflict Minerals contained in the products or materials supplied to us. This questionnaire was based on the questionnaire jointly developed by the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative. We engaged in specific follow-up with key suppliers who did not timely respond to our questionnaire and conducted further inquiry and investigation into suppliers with unresponsive, inconsistent or otherwise inadequate responses to our questionnaire.

We evaluated the responses to our supplier questionnaire in light of our underlying due diligence framework, which is based on the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas. Our due diligence framework describes our systems for:

•	Conflict minerals management systems

•	Conflict minerals supply chain risk assessment

•	Evaluation and response to identified conflict minerals risks

•	Third party audits

•	Conflict minerals reporting requirements.

The ASM Conflict Minerals Policy

Conflict Minerals Policy Statement

As a member of the global corporate community, ASM has a strong commitment to its environmental and sustainability programs and is aware and focused on human rights violations that are associated with the mining of certain minerals under potentially violent conditions in certain parts of the world.

ASM supports the principles endorsed by the Electronic Industry Citizenship Coalition (EICC) and the Dodd-Frank Wall Street Reform and Consumer Protection Act to avoid the use of Conflict Minerals. Conflict Minerals refers to minerals or other derivatives including tin, tantalum, gold and tungsten, which when mined in the Democratic Republic of the Congo (DRC) and adjoining countries, directly or indirectly finance armed groups engaged in civil war resulting in social and environmental abuses. ASM is committed to sourcing components and materials from companies that share these values around human rights, ethics and environmental and social sustainability.

ASM expects our suppliers to source materials from socially responsible suppliers. ASM expects our suppliers to comply with all regulations pertaining to Conflict Minerals and provide all necessary declarations. As this is an evolving global issue, ASM is committed to continuous improvement in this area both of itself and its supply chain.

The information in this Form SD is publicly available on our website at
http://www.asm.com/EN/Pages/Supplychain.aspx.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 31, 2014.
ASM INTERNATIONAL NV

/s/ Peter Gaudette
Peter Gaudette
Vice President Operational Excellence